Artificial Intelligence Technology Solutions, Inc.

10800 Galaxie Avenue

Ferndale, MI 48226

(877) 787-6265

October 6, 2023

FILED AS CORRESPONDENCE ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C.

Attn: gibbs-tablerc@sec.gov

Re:	Request for Effectiveness Notice – Artificial Intelligence Technology Solutions, Inc. (the “Company”) S-1 filed on September 29, 2023 (File Number 333-274795)

Dear Sir or Madam:

The Company respectfully requests that the above-referenced S-1 be declared effective by the Securities and Exchange Commission by 4:00 p.m., Tuesday, October 10, 2023.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com, should you have any questions regarding this request for effectiveness.

Thank you.

Sincerely yours,

/s/ Steven Reinharz

By: Steven Reinharz

Chief Executive Officer